SECU[…] 10027605 […]ISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8-41740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: **Ross, Sinclaire & Associates, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Walnut Street, Suite 600
(No. and Street)

Cincinnati (City) **OH** (State) **45202** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Sharp **513-762-3660**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

250 East Fifth Street, Suite 1900 (Address) **Cincinnati** (City) **OH** (State) **45202** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Murray Sinclaire. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2009, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Date

President and CEO

Subscribed and Sworn to before me

This 23rd day of Feb, 2010

Mary C. Neale

Notary Public

NOTARY PUBLIC STATE OF OHIO

MARY C. NEALE
Notary Public, State of Ohio
My Commission Expires
November 27, 2010

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East 5th St
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To Ross, Sinclaire & Associates, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Ross, Sinclaire & Associates, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $2.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010

Ross, Sinclaire & Associates, LLC

SEC File Number 8-41740

Statement of Financial Condition
as of December 31, 2009,
and Independent Auditors' Report and Supplemental
Report on Internal Control

Filed pursuant to Rule I7a-5(e)(3) as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East 5th St
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To Ross, Sinclaire & Associates, LLC:

We have audited the accompanying statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ross, Sinclaire & Associates, LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

ROSS, SINCLAIRE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS	
CASH	$ 165,466
DEPOSITS WITH CLEARING BROKER AND OTHERS	501,300
ACCOUNTS RECEIVABLE	126,494
RECEIVABLE FROM RELATED PARTIES	102,797
SECURITIES OWNED — At fair value	36,186,671
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — Net	477,845
GOODWILL	62,777
OTHER ASSETS	550,676
TOTAL	$38,174,026
LIABILITIES AND MEMBERS' EQUITY	
SECURITIES SOLD, NOT YET PURCHASED	$ 56,683
PAYABLE TO CLEARING BROKER	14,657,856
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	3,184,445
MEMBERS' EQUITY:	
Additional paid-in capital	23,183,788
Note receivable from members	(2,908,746)
Total members' equity	20,275,042
TOTAL	$38,174,026

See notes to statement of financial condition.

1. CORPORATE STRUCTURE

Ross, Sinclaire & Associates, LLC (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company clears all transactions on a fully-disclosed basis through its clearing broker. The Company is an Ohio limited liability corporation ("LLC"). Ross, Sinclaire & Associates, Inc. (RSAI) owns 85% of the Company. Three individual members own the remaining 15% of the Company. The Company accepted a note from each of the minority members in exchange for their ownership share.

In its capacity as a broker-dealer, the Company executes principal transactions, agency transactions and performs underwriting and investment banking services. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts. The Company's customers are primarily located throughout the midwestern and southeastern United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The statement of financial condition includes the accounts of the Company, which is engaged in a single line of business as a securities broker-dealer comprising of several classes of services, including principal transactions, agency transactions, investment banking, and financial advisory businesses. The accompanying statement of financial condition is presented on the accrual basis of accounting following accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash — Cash consists of amounts on account with depository institutions.

Depreciation — Depreciation is provided on a straight-line basis for furniture, equipment, software, and leasehold improvements over the estimated useful lives of the related assets (ranging from 4 to 10 years).

Goodwill — Goodwill represents the excess of the cost of a brokerage business acquired in 1997 over the fair value of the net assets at the date of the acquisition. In accordance with Accounting Standards Codification (ASC) 350-20, this goodwill is not amortized but is reviewed annually for impairment. The Company completed the annual goodwill impairment test required by this standard and determined that no impairment exists.

Securities Transactions — Securities owned and securities sold, not yet purchased, are recorded at fair value on a trade date basis.

Taxes —Operating taxes are accrued by the Company and recorded within accounts payable, accrued expenses, and other liabilities.

Recently Issued Accounting Pronouncement — In June 2009, the Financial Accounting Standard Board ("FASB") established the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernment entities. The Codification did not have a material impact on the statement of financial condition upon adoption. Accordingly, our notes to the statement of financial condition refer to accounting concepts or specific topics within the ASC.

In May 2009, the FASB issued authoritative guidance which established general standards of accounting for disclosure of events that occurred after the balance sheet date but before the financial statement is issued or is available to be issued. It provided guidance on the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statement, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statement, and the disclosures the entity should make about events or transactions after the balance sheet date. We adopted the authoritative guidance and its application had no material impact on our financial statement.

In September 2009, the FASB issued an Accounting Standards Update which clarifies the accounting for uncertainty in income taxes recognized in the financial statement. This guidance provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the guidance and in subsequent periods. This interpretation also provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this interpretation on January 1, 2009, did not have a material impact on our financial statement.

3. FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements at December 31, 2009, consist of the following:

Furniture and equipment	$ 1,025,908
Software	437,160
Leasehold improvements	17,172
Equipment under capital lease	23,891
Total	1,504,131
Less accumulated depreciation	(1,026,286)
Furniture, equipment, software, and leasehold improvements — net	$ 477,845

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2009, the Company's net capital of $16,455,353 exceeded its required net capital of $250,000 by $16,205,353. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2009, was 0.19 to 1 as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (PAIB) and to permit the correspondent to use PAIB in its capital computations. At December 31, 2009, the balance at the clearing broker was $100,000.

5. RELATED-PARTY TRANSACTIONS

The Company leases certain office space from its members. Additionally, the Company may borrow funds from one of its members as a source of short-term funding. The borrowed funds are repaid to the members with interest at a current market rate. There were no borrowings outstanding during 2009.

Receivables from related parties aggregating $102,797 were due from the members of the Company, entities owned by the members of the Company, and employees of the Company at December 31, 2009.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by customers in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted ASC 820-10, which provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure

fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange-traded equities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal bonds.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, are as follows:

	Level 1	Level 2	Level 3	Total
Securities Owned				
Municipal bonds	$	$34,543,567	$	$34,543,567
Corporate bonds		1,434,736		1,434,736
Equities	208,368			208,368
Securities Sold, Not Yet Purchased				
Short municipals		(56,683)		(56,683)
Totals	$208,368	$35,921,620	$	$36,129,988

8. GUARANTEES

ASC 460-10, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Company is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the

brokerage clearing agent as of December 31, 2009, was $10,336,968. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

9. COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and office space under operating lease agreements, including with related parties, which expire at various dates through fiscal year ending 2016, with rent payable in monthly installments. Minimum future payments required under the leases are as follows for the years ending December 31:

2010	$ 883,146
2011	689,655
2012	552,578
2013	531,044
2014	417,575
2015 and beyond	182,929

In January 2009, the company entered into a capital lease for its primary telephone system. The gross asset balance recorded as of December 31, 2009 was $23,891 with related accumulated amortization of $4,778. The following is a schedule by year of future minimum lease payments under capital leases and the present value of the net minimum lease payments as of December 31, 2009.

2010	$ 5,177
2011	5,177
2012	5,177
2013	5,177
Total minimum lease payments	20,708
Less amount representing interest	(1,296)
Present value of net minimum lease payments	$ 19,412

In August 2008, the Company entered into an agreement with various parties to settle a dispute regarding an outstanding obligation that had been vacated by a third party. It was determined that the risks and costs associated with the continuation of the dispute were potentially more injurious to all parties than the agreed upon settlement. The remaining obligation of the Company was accrued in 2008 and is included within Accounts Payable, Accrued Expenses, and Other Liabilities on the Statement of Financial Condition. Company management has instituted updated policies and procedures to mitigate the risk of future recurrence.

The Company is not party to any material litigation. However, there are litigation matters that arise in the normal course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Company's financial position

In the normal course of business, the Company enters into underwriting commitments. For these underwriting transactions, settlement of these transactions as of December 31, 2009 would not have a material effect on the Company's financial position.

10. SUBSEQUENT EVENTS

We have evaluated subsequent events through February 25, 2010, the date of financial statement issuance, to determine if either recognition or disclosure of significant events or transactions was required. There were no such items noted in this evaluation.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1900
250 East 5th St
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

February 25, 2010

Ross, Sinclaire & Associates, LLC
700 Walnut Street, Suite 600
Cincinnati, OH 45202

In planning and performing our audit of the financial statements of Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. The size of the business and resultant limited number of employees in the Company's finance and accounting function impose limitations on the effectiveness of the Company's internal accounting controls related to maintaining the proper segregation of duties and the recording of certain operating expenses in the proper period. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the Company's financial statements as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 25, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP